EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(IN THOUSANDS, EXCEPT RATIO DATA)

	Fiscal Year Ended December 31,
	2004	2003	2002	2001	2000
Loss before benefit for taxes on loss	$(18,523)	$(28,340)	$(29,883)	$(23,485)	$(11,883)
Add: fixed charges	290	174	70	60	43

Income before taxes and fixed charges	(18,233)	(28,166)	(29,813)	(23,425)	(11,840)
Fixed charges:
Estimated interest component of rental expense	290	174	70	60	43

Ratio of earnings before taxes and fixed charges to fixed charges	(1)	(1)	(1)	(1)	(1	),(2)

(1)
During each of these periods, our earnings were less than our fixed charges. The amount of such deficiency was approximately $18.5 million, $28.3 million, $29.9 million, $23.5 million and $11.9 million for fiscal years 2004, 2003, 2002, 2001 and 2000, respectively.

(2)
During each of this period, our earnings were less than our combined fixed charges and preferred dividends. The amount of such deficiency was approximately $11.9 million for fiscal year 2000, as dividends were at the discretion of the board of directors, none of which were declared.